PRICING SUPPLEMENT (To Prospectus dated March 1, 2012 and Prospectus Supplement dated March 2, 2012)	This filing is made pursuant to Rule 424(b)(5) under the Securities Act of 1933 in connection with Registration No. 333-179826.
$300,000,000
Floating Rate Diversity and Inclusion Medium-Term Notes, Series B, due January 23, 2015

We are offering $300,000,000 aggregate principal amount of Floating Rate Diversity and Inclusion Medium-Term Notes, Series B due January 23, 2015 (the “Notes”). The Notes will be our general unsecured obligations and will rank equally with all of our existing and future unsecured and unsubordinated indebtedness. We will pay interest on the Notes on January 23, April 23, July 23, and October 23 of each year and on the maturity date. The first such payment will be on April 23, 2013. The Notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000 above that amount. The Notes will not be redeemable before their maturity.

Investing in the Notes involves a number of risks.  See the risks described in “Risk Factors” on page S-1 of the Prospectus Supplement.

	Notes
	Per Note	Total
Public offering price(1)	100.000%	$300,000,000
Underwriting discount	0.150%	$450,000
Proceeds, before expenses, to the Company	99.850%	$299,550,000
____________________
(1) Plus accrued interest, if any, from January 23, 2013, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will be ready for delivery in book-entry form only through The Depository Trust Company, and its direct and indirect participants, including Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme, on or about January 23, 2013.

Joint Book-Running Managers
Citigroup Lebenthal & Co., LLC Loop Capital Markets Mischler Financial Group, Inc. Ramirez & Co., Inc. The Williams Capital Group, L.P.

Co-Managers
Barclays Cabrera Capital Markets, LLC Deutsche Bank Securities Drexel Hamilton Guzman & Company Siebert Capital Markets

The date of this pricing supplement is January 17, 2013.

We have not authorized any person to provide you any information other than that contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus. We take no responsibility for, and can provide no assurance as to, any other information that others may give you. We are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this pricing supplement or the accompanying prospectus supplement and prospectus is accurate as of any date other than the date on the front of this pricing supplement.

TABLE OF CONTENTS

Pricing Supplement
Page

Description of the Notes	PS-1
Underwriting	PS-4
Validity of the Notes	PS-5

Prospectus Supplement

Risk Factors	S-1
Description of the Notes	S-5
Use of Proceeds	S-29
Ratio of Earnings to Fixed Charges	S-29
United States Federal Income Taxation	S-30
Plan of Distribution (Conflicts of Interest)	S-42

Prospectus

About this Prospectus	1
Risk Factors	1
Where You Can Find More Information	1
Incorporation of Information Filed with the SEC	1
Toyota Motor Credit Corporation	2
Description of Debt Securities	3
Legal Matters	9
Experts	9

In this pricing supplement, the “Company,” “TMCC,” “we,” “us” and “our” refer specifically to Toyota Motor Credit Corporation. TMCC is the issuer of all of the notes offered under this pricing supplement.  Capitalized terms used in this pricing supplement which are not defined in this pricing supplement and are defined in the prospectus supplement shall have the meanings assigned to them in the prospectus supplement.

DESCRIPTION OF THE NOTES

General

We provide information to you about the Notes in three separate documents:

•	this pricing supplement which specifically describes the Notes being offered;
•	the accompanying prospectus supplement which describes the Company’s Medium-Term Notes, Series B; and
•	the accompanying prospectus which describes generally the debt securities of the Company.

This description supplements the description of the general terms and provisions of the debt securities found in the accompanying prospectus and the Company’s Medium-Term Notes, Series B described in the accompanying prospectus supplement.

Terms of the Notes

The Notes:

•	will be our unsecured general obligations,
•	will bear interest at a floating rate,
•	will rank equally with all our other unsecured and unsubordinated indebtedness from time to time outstanding,
•	will be considered part of the same series of notes as any of our other Medium-Term Notes, Series B previously issued or issued in the future,
•	will not be redeemable before their maturity,
•	will not be subject to mandatory redemption or repayment at your option,
•	will be issued in minimum denominations of $1,000 and integral multiples of $1,000 above that amount, and
•	will be denominated in U.S. dollars.

The Notes

The following description is a summary of certain provisions of the Notes:

Principal Amount: $300,000,000

Trade Date: January 17, 2013

Original Issue Date: January 23, 2013

Stated Maturity Date: January 23, 2015

Interest Calculation: Regular Floating Rate Note

Interest Rate Basis: LIBOR

Designated LIBOR Page: Reuters

Index Maturity: 3 months

Initial Interest Rate: 3 month LIBOR determined on January 21, 2013 plus the Spread, accruing from January 23, 2013

Interest Payment Dates: The 23rd of each January, April, July, and October, commencing on April 23, 2013, and ending on the Stated Maturity Date

Initial Interest Reset Date: January 23, 2013

Interest Reset Dates: Each Interest Payment Date

Interest Reset Period: Quarterly

Interest Determination Date: The Second London Banking Day preceding each Interest Reset Date.

Spread: +0.17%

Index Currency: U.S. Dollars

Day Count Convention: Actual/360

Business Day Convention: Modified Following, adjusted

Business Days: New York and London

Calculation Agent:  Deutsche Bank Trust Company Americas

CUSIP/ISIN: 89233P7H3/US89233P7H38

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue additional notes having the same ranking, interest rate basis, number of basis points to be added to or subtracted from the related interest rate basis, maturity and other terms as the Notes, except for (1) the issue date, (2) the issue price and (3) the first interest payment date. Additional notes will be considered part of the same series of notes as the Notes and any of our other Medium-Term Notes, Series B previously issued or issued in the future. We also may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue additional debt securities under the indenture ranking equally with the Notes and our other Medium-Term Notes, Series B.

Book-Entry Notes and Form

The Notes will be issued in the form of one or more fully registered global notes (the “Global Notes”) which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “Depository”) and registered in the name of Cede & Co., the Depository’s nominee. Notes in definitive form will not be issued, unless the Depository discontinues providing its services as depository with respect to the Global Notes at any time and a successor depository is not obtained or unless we so determine in our sole discretion. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in the Depository, including Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme.

UNDERWRITING

Under the terms and subject to the conditions set forth in a terms agreement dated January 17, 2013 (the “Terms Agreement”), between us and the underwriters named below (the “Underwriters”), incorporating the terms of a distribution agreement dated as of March 2, 2012, between us and the agents named in the prospectus supplement (the “Distribution Agreement”), we have agreed to sell to the Underwriters, and the Underwriters have severally and not jointly agreed to purchase, as principals, the respective principal amounts of the Notes set forth below opposite their names.

Underwriter	Aggregate Principal Amount of Notes
Citigroup Global Markets Inc.	$ 48,000,000
Lebenthal & Co., LLC	48,000,000
Loop Capital Markets, LLC	39,000,000
Mischler Financial Group, Inc.	39,000,000
Samuel A. Ramirez & Company, Inc.	39,000,000
The Williams Capital Group, L.P.	39,000,000
Barclays Capital Inc.	12,000,000
Deutsche Bank Securities Inc.	12,000,000
Cabrera Capital Markets, LLC	6,000,000
Drexel Hamilton, LLC	6,000,000
Guzman & Company	6,000,000
Muriel Siebert & Co., Inc.	6,000,000
Total	$ 300,000,000

The Notes will not have an established trading market when issued. The Underwriters may from time to time make a market in the Notes but are not obligated to do so and may cease at any time. Neither we nor the Underwriters can assure you that any trading market for the Notes will be liquid.

The Notes sold by the Underwriters to the public will initially be offered at the applicable public offering price set forth on the cover page of this pricing supplement. Any Notes sold by the Underwriters to dealers may be sold at the applicable public offering price less a concession not to exceed 0.09% of the principal amount of the Notes. The Underwriters may allow, and dealers may reallow, a concession not to exceed 0.05% of the principal amount of the Notes on sales to other dealers. After the initial offering of the Notes to the public, Citigroup Global Markets Inc. , on behalf of the Underwriters, may change the public offering price and concession.  The offering of the Notes by the Underwriters is subject to receipt and acceptance and subject to the Underwriters’ right to reject any order in whole or in part.

In connection with the offering, Citigroup Global Markets, Inc., Lebenthal & Co., LLC, Loop Capital Markets, LLC, Mischler Financial Group, Inc., Samuel A. Ramirez & Company, Inc., and The Williams Capital Group, L.P., on behalf of the Underwriters, are permitted to engage in certain transactions that stabilize the prices of the Notes. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the prices of the Notes. If the Underwriters create a short position in the Notes in connection with the offering by selling more Notes than they have purchased from us, then the Underwriters may reduce that short position by purchasing Notes in the open market. In general, purchases of Notes for the purpose of stabilization or to reduce a short position could cause the prices of the Notes to be higher than in the absence of these purchases. The Underwriters are not required to engage in these activities, and may end any of these activities at any time. Neither we nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the Notes.

We may enter into hedging transactions in connection with the issuance of the Notes, including forwards, futures, options, interest rate or exchange rate swaps and repurchase or reverse repurchase transactions with, or arranged by, any of the Underwriters or an affiliate of that Underwriter. The applicable Underwriter and its affiliates may receive compensation, trading gain or other benefits in connection with these hedging transactions and the hedging transactions described below.

The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.  Certain of the Underwriters and their respective affiliates have, from time to time, provided, and may in the future provide, investment banking, commercial banking and other services for the issuer in the ordinary course of business, for which they received or will receive in the future customary fees and commissions.

In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers.  Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the Underwriters or their affiliates that have a lending relationship with us or our affiliates routinely hedge, and certain other of those Underwriters or their affiliates may hedge, their credit exposure to us and our affiliates consistent with their customary risk management policies.  A typical hedging strategy would include these Underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or those of our affiliates, including potentially the Notes offered hereby.  Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the several agents against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect of these liabilities. We have also agreed to reimburse each of the Underwriters for certain expenses.

VALIDITY OF THE NOTES

Gonzalez Saggio & Harlan LLP will pass upon the validity of the Notes for TMCC. O’Melveny & Myers LLP will pass upon the validity of the Notes and is acting as counsel for the Underwriters.